UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our business;
●	our ability to identify any acquisition opportunities that fit with our business strategies;
●	our ability to consummate an attractive acquisition and realize the benefits of such transaction;
●	developments relating to our competitors and our industry;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and
●	other risks and uncertainties.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Closing of a Private Placement Transaction

As previously disclosed in the Form 6-K filed on July 23, 2024, Paranovus Entertainment Technology Limited (the “Company”) entered into a certain securities purchase agreement (the “SPA”), dated July 17, 2024, with 12 investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 60,000,000 restricted Class A ordinary shares, par value $0.01 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.45 (the “Offering”). Upon satisfying all closing conditions, the Offering was consummated on August 7, 2024. The Company issued a total of 60,000,000 restricted Class A Ordinary Shares to the Purchasers. The form of the SPA was filed as Exhibit 10.1 to the Current Report on Form 6-K filed on July 23, 2024.

The gross proceeds to the Company from this Offering are approximately $27,000,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for possible strategic acquisition with companies that have an expertise in artificial intelligence (“AI”)-powered solutions, including AI logistics and delivery services, AI e-commerce services, and AI advertising placements, and company engaged in the businesses of gas-fired power generation, and for general corporate purpose. As of the date of this report, no acquisition targets have been identified. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering.

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Risk Factors Relating to Our Business

We have an evolving business model with still untested growth initiatives.

Currently, we engage in the AI-powered entertainment industry, specializing in the development of AI-driven games and applications to deliver immersive and engaging entertainment experiences. We have executed a strategic transition to streamline our operations and concentrate on our core competencies in providing AI-powered solutions.

We have an evolving business model and intend to implement new strategies to grow our business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies for our business in the future.

We may seek acquisition opportunities in industries or sectors which may or may not be outside of our management’s area of expertise.

We are looking for attractive strategic acquisition opportunities with companies that have an expertise in AI-powered solutions, including AI logistics and delivery services, AI e-commerce services, and AI advertising placements, and company engaged in the businesses of gas-fired power generation. We will consider companies outside of our management’s area of expertise if an acquisition opportunity is presented to us and we determine that such candidate offers an attractive acquisition opportunity for our Company. Although our management will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. In the event we elect to pursue an acquisition outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation or operation, and the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to adequately ascertain or assess all of the significant risk factors. Accordingly, any shareholders who choose to remain shareholders following the proposed acquisition could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

We may seek an acquisition with a financially unstable business or an entity lacking an established record of revenue, cash flow or earnings, which could subject us to volatile revenues, cash flows or earnings or difficulty in retaining key personnel.

To the extent we complete an acquisition with a financially unstable business or an entity lacking an established record of revenues or earnings, we may be affected by numerous risks inherent in the operations of the business with which we acquire. These risks include volatile revenues or earnings and difficulties in obtaining and retaining key personnel. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not be able to properly ascertain or assess all of the significant risk factors and we may not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business.

The AI industry faces its own risks and changing and extensive regulations.

As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-powered product become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI-powered product.

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The development and adoption of generative AI technologies are still in their early stages, and their commercial viability is uncertain. There is a risk that the demand for connectivity solutions for such technologies may not meet our expectations or that market acceptance may be slower than anticipated. Failure to achieve widespread acceptance and generate significant revenues from generative AI technologies could negatively impact our financial condition and results of operations.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AI generated content (“AIGC”) products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools—whether because we cannot identify the rights holder or for any other reason—we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users.

The regulatory landscape surrounding generative AI technologies is evolving, and there is currently significant uncertainty as to whether governmental authorities, self-regulatory institutions or other regulatory authorities will take additional action to curtail the development or use of generative AI technologies. Moreover, laws, regulations or industry standards that develop in response to generative AI technologies may be burdensome or may prohibit the deployment of generative AI technologies for one or more uses, any of which could result in lower than anticipated demand for our product.

Our efforts and investments in technology development may not always produce the expected results.

We are continually developing and seeking to develop technologies that are closely related to AI that will be used in our services. As of the date of this report, our core research and development team consisted of a total of three employees. We cannot assure you that our future efforts to develop related technologies will be successful, in which case our products may lose their competitive edge.

If we do not develop and provide AI-powered related products and services that meet client needs in a rapidly changing environment, our business could be harmed.

Our success depends on our ability to develop and provide products and services that are attractive to our clients. Key competitive considerations for retaining existing clients and winning new clients include our ability to develop solutions that meet client needs in a rapidly changing environment, the quality and effectiveness of our services and our ability to serve clients efficiently. As a result, we must invest resources in research and development to first create, then improve the attractiveness and comprehensiveness of our products and services and effectively incorporate new AI technology into them. If we are unable to provide products and services that our clients want to use, then the clients may become dissatisfied and use our competitors’ products and services. If we are unable to continue offering innovative products and services, we may be unable to attract clients, which could harm our business, results of operations and financial condition.

Our future success may depend on the supply of natural gas.

We are planning to use the net proceeds from this Offering for possible strategic acquisition with companies engaged in gas-fired power generation industry. The success of business in gas-fired power generation will be impacted by the supply of natural gas. For example, it can be negatively impacted by sustained downturns in supply of natural gas in the markets. Declines, as well as anticipated declines, in gas prices could also result in project modifications, delays or cancellations, and general business disruptions. If we successfully acquire a company engaged in the gas-fired power generation industry, these effects could have a material adverse effect on our financial condition, results of operations and cash flows.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: August 8, 2024	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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